First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2015

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2015 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2015	2014

ASSETS

CURRENT ASSETS
Cash		$ 587	$ 675
Receivables and prepaids	13	33	83
Total Current Assets		620	758

NON-CURRENT ASSETS
Mineral property interests	6	10,856	11,804
Equipment	7	2	2
Total Non-Current Assets		10,858	11,806
Total Assets		$ 11,478	$ 12,564

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$ 876	$ 914

SHAREHOLDERS' EQUITY
Share capital	11	62,912	62,912
Reserve for share-based payments		717	681
Accumulated other comprehensive loss		(2,500)	(1,624)
Deficit		(50,527)	(50,319)
Total Shareholders' Equity		10,602	11,650
Total Liabilities and Shareholders' Equity		$ 11,478	$ 12,564

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended March 31,
	Notes	2015	2014

Expenses:
Corporate development	12	$ 11	$ 13
Employee and director remuneration	13	80	287
General and administrative	12	38	80
Shareholder relations		36	69
Share-based payments	11(c), 13	36	17

Loss before the undernoted		(201)	(466)

Interest income		2	1
Interest expense	9	-	(1)
Foreign exchange loss		(9)	(5)

Net loss for the period		(208)	(471)

Other comprehensive (loss) income:
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(876)	(373)

Comprehensive loss for the period		$ (1,084)	$ (844)

Basic and diluted loss per share		$ -	$ -

Weighted average number of shares outstanding		157,436,305	128,151,922

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

					Accumulated
	Share Capital			Reserve for	Other
	Number of		Common Share	Share-Based	Comprehensive
	Shares	Amount	Subscription	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2013	114,818,195	$ 60,178	$ -	$ 590	$ (702)	$ (48,654)	$ 11,412
Private placement, net of share issue costs	42,618,110	2,780	-	-	-	-	2,780
Share-based payments	-	-	-	209	-	-	209
Expiry of stock options	-	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	-	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	-	681	(1,624)	(50,319)	11,650
Share-based payments	-	-	-	36	-	-	36
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	(876)	-	(876)
Net loss for the period	-	-	-	-	-	(208)	(208)
Balance, March 31, 2015	157,436,305	$ 62,912	$ -	$ 717	$ (2,500)	$ (50,527)	$ 10,602

Balance, December 31, 2013	114,818,195	$ 60,178	$ -	$ 590	$ (702)	$ (48,654)	$ 11,412
Private placement, net of share issue costs	28,618,110	1,635	-	-	-	-	1,635
Common share subscription	-	-	98	-	-	-	98
Share-based payments	-	-	-	17	-	-	17
Expiry of stock options	-	-	-	(71)	-	71	-
Finders fee warrants	-	(43)	-	43	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	1	(373)	(3)	(375)
Net loss for the period	-	-	-	-	-	(471)	(471)
Balance, March 31, 2014	143,436,305	$ 61,770	$ 98	$ 580	$ (1,075)	$ (49,057)	$ 12,316

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2015	2014

Cash provided from (used by):

Operations:
Loss for the period	$ (208)	$ (471)
Items not involving cash:
Share-based payments	36	17
	(172)	(454)
Changes in non-cash working capital items:
Receivables and prepaids	50	(118)
Refundable deposit	-	(100)
Accounts payable and accrued liabilities	(22)	308
Cash used by operating activities	(144)	(364)

Financing:
Repayment of demand loans	-	(128)
Issuance of common shares, net of share issuance costs	-	1,635
Subscription for common shares	-	98
Cash provided from financing activities	-	1,605

Investing:
Recovery of (expenditures for) mineral properties, net of recoveries	56	(22)
Cash provided from (used by) investing activities	56	(22)

(Decrease) increase in cash	(88)	1,219
Cash, beginning of period	675	50

Cash, end of period	$ 587	$ 1,269

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2015	2014

Non-cash financing and investing activities:

Fair value of finders fee warrants	$ -	$ 43

Expiration of stock options	-	71

Income taxes paid	-	-

Interest paid	-	7

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $208,000 for the three months ended March 31, 2015 (March 31, 2014 - $471,000), and has a deficit of $50.5 million as at March 31, 2015 (December 31, 2014 - $50.3 million). Furthermore, the Company has a working capital deficiency of $256,000 (December 31, 2014 - $156,000). These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

(b)	Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 13, 2015.

Canarc Resources Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)	Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canarc Resources Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB. All of the new and revised standards described below may be early adopted.

(i) IFRS 9 Financial Instruments (2014) (“IFRS 9”)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is applicable to annual periods beginning on or after January 1, 2018.

(ii)	Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

This amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment;
•	introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated; and
•	add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

The amendments to IAS 16 and IAS 38 are applicable to annual periods beginning on or after July 1, 2016.

Canarc Resources Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iii) Annual Improvements 2010-2012 Cycle

The amendments are to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”.
•	IFRS 3 — Requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.
•	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, and clarifies reconciliations of segment assets only required if segment assets are reported regularly.
•	IFRS 13 — Clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).
•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.
•	IAS 24 — Clarifies how payments to entities providing management services are to be disclosed.

The amendments are applicable to annual periods beginning on or after July 1, 2014.

(iv) Annual Improvements 2011-2013 Cycle

The amendments are to the following standards:

•	IFRS 1 — Clarifies which versions of IFRS can be used on initial adoption (amends basis for conclusions only).
•	IFRS 3 — Clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
•	IFRS 13 — Clarifies the scope of the portfolio exception in paragraph 52.
•	IAS 40 — Clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

These amendments are applicable to annual periods beginning on or after July 1, 2014.

Canarc Resources Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(v) Annual Improvements 2012-2014 Cycle

The amendments are to the following standards:

•	IFRS 5 — Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.
•	IFRS 7 — Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements.
•	IAS 9 — Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.
•	IAS 34 — Clarifies the meaning of “elsewhere in the interim report” and require a cross-reference.

The amendments are applicable to annual periods beginning on or after July 1, 2016.

The new accounting standards which were applicable to the interim reporting periods beginning on or after January 1, 2015 have no material impact to the Company’s unaudited condensed consolidated interim financial statements.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

Canarc Resources Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments:

(i)            Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents, if any, are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables and promissory notes receivable.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss.

Canarc Resources Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(ii)           Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, notes payable and other payables.

Derivatives

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivatives include warrants denominated in a currency other than the Company’s functional currency.

(iii)          Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

Canarc Resources Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iv)          Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)          Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

Canarc Resources Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(d)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at a rate of 30% annually.

(e)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Canarc Resources Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 11(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(i)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

Canarc Resources Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(j)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Canarc Resources Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2015.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables and prepaids and promissory note receivables as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resources Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures, and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at March 31, 2015, the Company had a working capital deficiency of $256,000 (December 31, 2014 - $156,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2015.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its condensed consolidated interim financial statements are presented in U.S. dollars.

Canarc Resources Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)            Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	March 31,	December 31,
	2015	2014
	(Held in CAD$)

Cash	$ 564	$ 643
Accounts receivable	4	10
Accounts payable and accrued liabilities	(755)	(799)

Net assets (liabilities)	$ (187)	$ (146)

Based upon the above net exposure as at March 31, 2015 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $18,700 (December 31, 2014 - $14,600) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company held no marketable securities at March 31, 2015 and December 31, 2014.

Canarc Resources Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests

	British Columbia (Canada)
	New Polaris	Windfall Hills	Total
	(Note 6(a)(i))	(Note 6(a)(ii))

Acquisition Costs:

Balance, December 31, 2013	$ 3,892	$ 408	$ 4,300
Additions	-	27	27
Foreign currency translation adjustment	(16)	(34)	(50)
Balance, December 31, 2014	3,876	401	4,277
Additions	-	-	-
Foreign currency translation adjustment	(15)	(34)	(49)
Balance, March 31, 2015	$ 3,861	$ 367	$ 4,228

Deferred Exploration Expenditures:

Balance, December 31, 2013	$ 7,938	$ 92	$ 8,030
Additions, net of recoveries	23	352	375
Foreign currency translation adjustment	(871)	(7)	(878)
Balance, December 31, 2014	7,090	437	7,527
(Recoveries) additions, net of recoveries	(56)	-	(56)
Foreign currency translation adjustment	(805)	(38)	(843)
Balance, March 31, 2015	$ 6,229	$ 399	$ 6,628

Mineral property interests:
Balance, December 31, 2014	$ 10,966	$ 838	$ 11,804
Balance, March 31, 2015	10,090	766	10,856

(a)	Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2015 include a reclamation bond for $197,000 (December 31, 2014 - $217,000).

Canarc Resources Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(i)            New Polaris: (continued)

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metres drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company received the initial CAD$250,000 in February 2015 from PanTerra with another CAD$250,000 due in late May 2015.

(ii)           Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

Canarc Resources Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)           Windfall Hills: (continued)

In April 2011, the Company entered into a property option agreement with a vendor whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)          Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In September 2011 and October 2012, the agreement was amended. The Company decided not to proceed with any further expenditure on the Tay LP property which was written off in 2013.

(b)	Expenditure options:

As at March 31, 2015, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Number of
Shares

New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resources Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(c)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(d)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(e)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resources Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2013	$ 9	$ (6)	$ 3
Additions	-	(1)	(1)
Balance, December 31, 2014	9	(7)	2
Additions	-	-	-
Foreign currency translation adjustment	-	-	-
Balance, March 31, 2015	$ 9	$ (7)	$ 2

8.	Long-Term Investments

As at March 31, 2015, the Company had an interest of 7% in Aztec (December 31, 2014 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

9.	Notes Payable

Balance, December 31, 2013	$ 131

Add:
Interest during the period	1

Less:
Repayment of:
Principal	121
Interest	7
Foreign currency translation adjustment	4
132

Balance, December 31, 2014	$ -

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Canarc Resources Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Derecognition of Liabilities

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) in 2010, CRA disallowed certain exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) for flow-through purposes in which the Company recognized a provision for flow through indemnification. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interest related to the indemnities. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification.

In 2013, the Company also derecognized a provision of $99,000 by writing off certain liabilities related to an exploration project which was written off in 2008.

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement.

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$382,900 were expended for flow through purposes as at March 31, 2015 (December 31, 2014 - CAD$382,900).

Canarc Resources Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 10,105,000 common shares are outstanding as at March 31, 2015. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the three months ended March 31, 2015 is as follows:

	March 31, 2015
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	10,130,000	$0.10
Expired	(25,000)	$0.14
Outstanding balance, end of period	10,105,000	$0.10

Exercise price range (CAD$)	$0.05 - $0.145

Canarc Resources Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at March 31, 2015:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2015	(Number of Years)	(CAD$)	Mar 31, 2015	(Number of Years)	(CAD$)

$0.10	1,445,000	0.44	$0.10	1,445,000	0.44	$0.10
$0.135	1,360,000	1.27	$0.135	1,360,000	1.27	$0.135
$0.145	1,050,000	2.22	$0.145	-	-	-
$0.08	1,750,000	3.24	$0.08	1,400,000	3.24	$0.08
$0.05	500,000	3.79	$0.05	300,000	3.79	$0.05
$0.10	4,000,000	4.30	$0.10	1,600,000	4.30	$0.10
	10,105,000	2.91	$0.10	6,105,000	2.44	$0.10

During the three months ended March 31, 2015, the Company recognized share-based payments of $36,000 (March 31, 2014 - $17,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	March 31
	2015	2014

Directors and officers	$ 35	$ 16
Employees	1	1

	$ 36	$ 17

Canarc Resources Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	March 31,
	2015	2014

Number of stock options granted	-	500,000
Fair value of stock options granted (CAD$)	n/a	$0.04

Market price of shares on grant date (CAD$)	n/a	$0.05
Pre-vest forfeiture rate	n/a	3.06%
Risk-free interest rate	n/a	1.60%
Expected dividend yield	n/a	0%
Expected stock price volatility	n/a	116%
Expected option life in years	n/a	4.51

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In July 2014, the Company granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resources Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants:

At March 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	March 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	-	11,300,000

$0.20	September 28, 2015 (1), (2)	904,000	-	-	-	904,000

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.20	January 11, 2016 (1)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	9,000,000	-	-	-	9,000,000

$0.15	March 18, 2017	5,309,055	-	-	-	5,309,055

$0.15	March 18, 2017 (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	4,500,000	-	-	-	4,500,000

$0.15	April 3, 2017 (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

		40,335,498	-	-	-	40,335,498

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

Canarc Resources Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance at March 31, 2015:

Number of Shares

Stock options (Note 11(c))	10,105,000
Warrants (Note 11(d))	40,335,498

Balance, March 31, 2015	50,440,498

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

Canarc Resources Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Corporate Development and General and Administrative

	Three months ended March 31,
	2015	2014

Corporate Development:
Legal	$ 4	$ -
Travel and transportation	7	13
	$ 11	$ 13

General and Administrative:
Accounting and audit	$ -	$ -
Legal	2	24
Office and sundry	14	19
Regulatory	14	24
Rent	8	13
	$ 38	$ 80

Canarc Resources Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2015 and 2014:

			Net balance receivable (payable)
	Three months ended March 31,		March 31,	December 31,
	2015	2014	2015	2014

Key management compensation:
Executive salaries and remuneration (1)	$ 90	$ 134	$ (186)	$ (203)
Severance	-	136	-	(4)
Directors fees	2	5	(181)	(198)
Share-based payments	35	16	-	-
	$ 127	$ 291	$ (367)	$ (405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 11	$ 35	$ (163)	$ (172)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$ (10)	$ (44)	$ (117)	$ (141)

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2) Includes legal fees which are included in share issuance expenses and corporate development.

(3)	The companies include Aztec and Endeavour Silver Corp. which share certain common director(s).

The above transactions are incurred in the normal course of business. Note 9 provides disclosures regarding demand loans with certain related parties.

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

Canarc Resources Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Other Corporate Transactions

(a)	In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American. Funds of $40,000 were advanced to Pan American in April 2014 which bore an interest rate of 1% per month but was written off in September 2014 as collectability was doubtful. In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American.

(b)	On July 15, 2014, the Company and Santa Fe Gold Corporation (“Santa Fe”) entered into a Share Exchange Agreement (the “Agreement”) pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to the Company, and the Company was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Pursuant to the Agreement, in July 2014, the Company advanced a promissory note loan of $200,000 to Santa Fe, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. On October 15, 2014, the conditions precedent set forth in the Agreement were not satisfied and the Agreement terminated on that date. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by the Company to Santa Fe, as the Company maintains its legal rights relative to the promissory note loan.

Canarc Resources Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Bruce Bried

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Vector Corporate Finance Lawyers

REGISTERED OFFICE                      #1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resources Corp.	Page 35